UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 22, 2011

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On December 22, 2011, NTS Mortgage Income Fund (the "Fund") entered into a Third Omnibus Amendment to Loan Documents (the "Agreement"), with PNC Bank, National Association. The Agreement is dated as of November 30, 2011 and extends the maturity date of the Fund's indebtedness from November 30, 2011 to July 1, 2012. The other terms of the indebtedness remain unchanged.

Based on the Fund's current projections, it is unlikely that the Fund will generate sufficient revenue to repay the loan in full on a timely basis. On December 7, 2011, NTS Mortgage Income Fund (the "Fund") and NTS/Virginia Development Company ("NTS/VA"), entered into a non-binding letter of intent (the "Offer") with NTS Development Company or its designated affiliate ("Devco") for the purchase and sale of substantially all of the remaining real estate assets of the Fund and its subsidiaries at the Fawn Lake development, and the Fund's 50% interest in Orlando Lake Forest Joint Venture ("OLFJV"). The Offer provides for Devco to assume this loan. If the purchase and sale does not proceed to a closing or there is a change in its terms affecting the assumption of the loan the Fund would seek an extension of the maturity date of the loan or refinance the unpaid balance prior to the current maturity date. There can be no assurance that the purchase and sale with Devco will occur or that an acceptable extension or refinancing of the loan will be achieved prior to maturity, or at all.

A copy of the executed documentation is attached to this Current Report on Form 8-K as Exhibit 10.1 and is incorporated in its entirety in this Item 1.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a)	Financial Statements of Businesses Acquired: N/A
(b)	Pro Forma Financial Information: N/A
(c)	Shell Company Transactions: N/A
(d)	Exhibits:
	10.1 Third Omnibus Amendment to Loan Documents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By:

Name: Gregory A. Wells
Title: Secretary/Treasurer/Chief Financial Officer
Date: December 27, 2011

THIRD OMNIBUS AMENDMENT TO LOAN DOCUMENTS

THIS THIRD OMNIBUS AMENDMENT TO LOAN DOCUMENTS (the "Amendment") is made and entered into effective as of November 30, 2011, by and among: [i] NTS/VIRGINIA DEVELOPMENT COMPANY, a Virginia corporation having a mailing address of 10172 Linn Station Road, Louisville, Jefferson County, Kentucky 40223, and NTS/LAKE FOREST II RESIDENTIAL CORPORATION, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Jefferson County, Kentucky 40223 (each a "Borrower", and collectively, the "Borrowers"); [ii] ORLANDO LAKE FOREST JOINT VENTURE, a Florida general partnership having a mailing address at 10172 Linn Station Road, Louisville, Jefferson County, Kentucky 40223 ("Orlando Lake Forest"), and [iii] NTS MORTGAGE INCOME FUND, a Delaware corporation having a mailing address of 10172 Linn Station Road, Louisville, Jefferson County, Kentucky 40223, and NTS GUARANTY CORPORATION, a Kentucky corporation having an address at 10172 Linn Station Road, Louisville, Jefferson County, Kentucky 40223 (each a "Guarantor", and collectively, the "Guarantors"), and [iv] PNC BANK, NATIONAL ASSOCIATION, a national banking association, having an address of 500 West Jefferson Street, Fourth Floor, Louisville, Jefferson County, Kentucky 40202 ("Bank").

RECITALS

1.   Borrowers and Bank are parties to that certain loan transaction, pursuant to which Bank agreed to provide funds to Borrowers as evidenced by those certain Loan Documents (as defined in that certain Eighth Mortgage Loan Modification Agreement dated December 23, 2009 (the "Modification") as amended by that certain Omnibus Amendment to Loan Documents dated September 1, 2010, as further amended by that certain Second Omnibus Amendment to Loan Documents dated April 1, 2010, and as amended thereby, collectively, the "Loan Documents"), which include that certain Seventh Amended and Restated Promissory Note dated as of August 18, 2009 (as amended, the "Note"), in the face principal amount of SIX MILLION SEVEN HUNDRED NINETY-NINE THOUSAND FOUR HUNDRED SIXTY-EIGHT AND NO/100 DOLLARS ($6,799,468.00), made by Borrowers payable to the order of Bank on or before September 1, 2010, as amended by that certain Omnibus Amendment to Loan Documents dated September 1, 2010 to reflect a maturity date of April 1, 2011, as further amended by that certain Second Omnibus Amendment to Loan Documents dated April 1, 2010 to reflect a maturity date of November 30, 2011 (collectively, the "Maturity Date"), all subject to the terms and conditions contained in the Loan Documents (as amended, the "Loan"). Certain terms defined in the Modification when used and initially capitalized herein shall have the meanings ascribed to them in the Modification unless expressly otherwise defined herein.

2.   The parties hereto also previously entered into a promissory note in the original face principal amount of $1,385,544.00 dated August 18, 2009 (referred to in the Modification as the "Section 21A Note"), but this loan currently has a $0.00 balance and $0.00 of remaining available loan proceeds.

3. The Note has a current principal balance of TWO MILLION SIX HUNDRED NINETY EIGHT THOUSAND THREE HUNDRED THIRTY EIGHT DOLLARS and 3/00 ($2,698,338.03), which, together with any and all interest, charges and fees arising under the terms of the Note and the other Loan Documents is collectively referred to herein as the "Indebtedness".

4. The Indebtedness remains unpaid and Borrowers have requested and Bank has agreed to the modification of the Loan Documents to extend the maturity date of the Note from November 30, 2011 to July 1, 2012, and to make such other modifications as are set forth herein, subject to Borrowers' compliance with the provisions set forth herein.

NOW THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto and intending to be legally bound, Borrowers, Orlando Lake Forest, Guarantors and Bank hereby agree that the Indebtedness shall remain outstanding and the terms of such Indebtedness and the Loan Documents shall be amended as follows:

ARTICLE 1.

AMENDMENT TO NOTE

The Note is, effective as of the date hereof and subject to the conditions precedent set forth in Article 3 hereof, hereby amended as follows:

1. Each reference to the "Maturity Date" as the term is defined therein shall be amended to mean July 1, 2012. Each reference to "November 30, 2011" as the maturity date of the Note shall be replaced by "July 1, 2012".

2. The last sentence of Section 1(a) on page 4 of the Note is hereby amended and restated to read as follows:

"The entire unpaid principal balance of the indebtedness evidenced hereby, together with all accrued but unpaid interest and all other sums payable to the Bank pursuant to this Amended and Restated Note or any other Loan Document, shall be due and payable in a single payment on July 1, 2012."

3. Each reference in the Note to the term "Amended and Restated Note" is hereby amended to mean the Note as further amended by this Amendment.

This amendment shall not constitute a novation, repayment or satisfaction of the Indebtedness evidenced by the Note.

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ARTICLE 2.

AMENDMENT TO DEED OF TRUST AND OTHER LOAN DOCUMENTS

The Deed of Trust (as defined in the Modification) and each of the other Loan Documents are, effective as of the date hereof and subject to the conditions precedent set forth in Article 3 hereof, hereby amended as follows:

1.   Each reference to the maturity date of the Note of November 30, 2011 contained in the Loan Documents is hereby amended to mean "July 1, 2012".

Each reference to the Note or any of the other Loan Documents contained in the Loan Documents is hereby deemed to refer to said Loan Documents as the same have been amended by this Amendment.

ARTICLE 3.

CONDITIONS TO EFFECTIVENESS

This Amendment shall become effective when, and only when, Bank shall have received this Amendment duly executed by Borrowers, Orlando Lake Forest and Guarantors, together with each of the additional required items set forth below, in form and substance satisfactory in all respects to Bank in its sole discretion and when Borrowers have satisfied each of the other conditions set forth in this Article to the complete satisfaction of Bank:

3.1 Bank shall have received copies, certified by representatives of Borrowers acceptable to Bank as being accurate and complete, of resolutions of the members of the Borrowers authorizing the execution, delivery and performance of this Amendment.

3.2 Bank shall have received all evidence of paid real estate taxes and insurance due and payable as of the date hereof as Bank so requires.

3.3 Lender shall have received a fee in the amount of $3,935.00 equal to one quarter of one percent , annualized, of the outstanding balance.

3.4 Bank shall have received such other documents, instruments and certificates as Bank may reasonably request to insure the binding effect in accordance with the terms hereof and of the Loan Documents and to establish the security for the benefit of Bank contemplated thereby.

ARTICLE 4.

RESTATEMENT OF REPRESENTATIONS, WARRANTIES AND COVENANTS

Except as expressly modified by the terms of this Amendment, Borrowers, Orlando Lake Forest and each of the Guarantors hereby restates reaffirms and confirms as of the date of this Amendment each of the representations, warranties and covenants contained in the Loan Documents, as modified by this Amendment. Orlando Lake Forest and the Guarantors hereby join in the execution of this Amendment for purposes of consenting to and ratifying the same.

ARTICLE 5.

NO NOVATION

This Amendment is not intended to, and shall not, affect a novation of the obligations expressed in the Loan Documents, nor is the Deed of Trust (as defined in the Modification) or any of the other Loan Documents intended to be released, altered or changed in any manner except as expressly provided herein, and the lien of such documents shall continue to be in full force and effect from and after the date of this Amendment as it was prior to the date hereof.

ARTICLE 6.

CONFIRMATION OF NO SET-OFFS, DEFENSES OR CLAIMS

Each of the Borrowers, Orlando Lake Forest and the Guarantors hereby acknowledge and agree that neither it nor any other party has any defenses or offsets to the payment of any amount due to Bank under the Note or under any of the other Loan Documents and, further, that neither it nor any other party has any defenses to the performance of any of the obligations arising under or in connection with the Note or under or in connection with any of the other Loan Documents.

ARTICLE 7.

EXPENSES OF AMENDMENT

Borrowers agree to reimburse Bank for all expenses incurred by Bank in connection with the preparation, execution, delivery, recordation and performance of this Amendment, including, without limitation, reasonable fees of legal counsel to Bank. In addition, Borrower agrees to pay to Lender an annualized fee equal to one quarter of one percent (1/4%) of the then outstanding principal balance of the Loan.

ARTICLE 8.

INCORPORATION BY REFERENCE

Except as expressly modified by this Amendment, all terms and conditions of the Loan Documents shall remain in full force and effect as they were immediately prior to execution and delivery of this Amendment, and those terms and conditions as modified are incorporated herein by this reference and shall govern in all respects this Amendment. Upon the effectiveness of this Amendment, each reference in the Loan Documents to the terms "hereunder," "hereof," "herein," or words of like import, shall mean and shall be a reference to the Loan Documents as amended by all prior amendments and by this Amendment.

ARTICLE 9.

GOVERNING LAW

This Amendment shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky.

ARTICLE 10.

COUNTERPARTS

This Amendment may be executed in multiple counterparts, each of which shall constitute an original, but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, this Amendment has been executed by the parties hereto effective as of the date first set forth above.

BORROWERS:

NTS/VIRGINIA DEVELOPMENT COMPANY,
a Virginia corporation

By: _____
Neil A. Mitchell, Senior Vice President

COMMONWEALTH OF KENTUCKY   )
) SS:
COUNTY OF JEFFERSON   )

On this, the __21st__ day of __December__, 2011, before me, a Notary Public, the undersigned officer, personally appeared Neil A. Mitchell, who acknowledged himself to be the Senior Vice President of NTS/VIRGINIA DEVELOPMENT COMPANY, a Virginia corporation, and that he, in such capacity, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing on behalf of said corporation.

IN WITNESS WHEREOF, I hereunto set my hand and official seal.

_____
Notary Public

My commission expires:___April 27, 2014___



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BORROWERS:

NTS/LAKE FOREST II
RESIDENTIAL CORPORATION,
a Kentucky corporation

By: [signature]
Neil A. Mitchell, Senior Vice President

COMMONWEALTH OF KENTUCKY)
) SS:
COUNTY OF JEFFERSON)

On this, the 21st day of December, 2011, before me, a Notary Public, the undersigned officer, personally appeared Neil A. Mitchell, who acknowledged himself to be the Senior Vice President of NTS/LAKE FOREST II RESIDENTIAL CORPORATION, a Kentucky corporation, and that he, in such capacity, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing on behalf of said corporation.

IN WITNESS WHEREOF, I hereunto set my hand and official seal.

[signature: Susan M. Howard]
Notary Public

My commission expires: April 27, 2014

SUSAN M. HOWARD NOTARY PUBLIC STATE AT LARGE, KY



ORLANDO LAKE FOREST:

ORLANDO LAKE FOREST JOINT VENTURE, a Florida general partnership

By: Orlando Lake Forest, Inc., a Florida corporation, Managing General Partner

By: [signature]
Neil A. Mitchell, Senior Vice President

COMMONWEALTH OF KENTUCKY)
) SS:
COUNTY OF JEFFERSON)

On this, the 21st day of December, 2011, before me, a Notary Public, the undersigned officer, personally appeared Neil A. Mitchell, who acknowledged himself to be the Senior Vice President of Orlando Lake Forest, Inc., a Florida corporation, Managing General Partner of Orlando Lake Forest Joint Venture, a Florida general partnership, and that he, in such capacity, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing on behalf of said general partnership.

IN WITNESS WHEREOF, I hereunto set my hand and official seal.

[signature: Susan M. Howard]
Notary Public

My commission expires: April 27, 2014

SUSAN M. HOWARD NOTARY PUBLIC STATE AT LARGE, KY

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GUARANTORS:

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By: ______________________

Print Name: Brian F. Lavin

Title: President

COMMONWEALTH OF KENTUCKY)
) SS:
COUNTY OF JEFFERSON)

On this, the 21st day of December, 2011, before me, a Notary Public, the undersigned officer, personally appeared Brian F. Lavin, who acknowledged himself to be the President of NTS MORTGAGE INCOME FUND, a Delaware corporation, and that he, in such capacity, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing on behalf of said corporation.

IN WITNESS WHEREOF, I hereunto set my hand and official seal.

Susan M. Howard
Notary Public

My commission expires: June 27, 2014

SUSAN M. HOWARD
NOTARY PUBLIC
STATE AT LARGE, KY



GUARANTORS:

NTS GUARANTY CORPORATION,
a Kentucky corporation

By: [signature]

Print Name: Brian F. Lavin

Title: President

COMMONWEALTH OF KENTUCKY)
) SS:
COUNTY OF JEFFERSON)

On this, the 21st day of December, 2011, before me, a Notary Public, the undersigned officer, personally appeared Brian F. Lavin, who acknowledged himself to be the President of NTS GUARANTY CORPORATION, a Kentucky corporation, and that he, in such capacity, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing on behalf of said corporation.

IN WITNESS WHEREOF, I hereunto set my hand and official seal.

[signature: Susan M. Howard]
Notary Public

My commission expires: April 27, 2014

SUSAN M. HOWARD NOTARY PUBLIC STATE AT LARGE, KY

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BANK:

PNC BANK, NATIONAL ASSOCIATION,
a national banking association

By: /s/ Henry R. Snyder, IV
Henry R. Snyder, IV, Senior Vice President

COMMONWEALTH OF KENTUCKY)
) SS:
COUNTY OF JEFFERSON)

On this, the 22nd day of December, 2011, before me, a Notary Public, the undersigned officer, personally appeared Henry R. Snyder, IV, who acknowledged himself to be the Senior Vice President of PNC Bank, National Association, a national banking association, and that he, in such capacity, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing on behalf of said banking association.

IN WITNESS WHEREOF, I hereunto set my hand and official seal.

Cheryl Adams
Notary Public

My commission expires: October 21, 2013

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THIS INSTRUMENT PREPARED BY:

Michael B. Vincenti, Esq.
WYATT, TARRANT & COMBS, LLP
500 West Jefferson Street, Suite 2700
Louisville, Kentucky 40202
(502) 562-7518

60108613.1

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